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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                  ------------
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                (Amendment No. 4)

                         ------------------------------
                                CENTERPULSE LTD.
                                (Name of Issuer)

Registered Shares, par value CHF 30 per share                    Not applicable*
     (Title of class of securities)                               (CUSIP number)

                                   Eric Stupp
                           c/o InCentive Capital Ltd.
                                Baarrerstrasse 8
                                    6301 Zug,
                                   Switzerland

                                 With a copy to:

                           Michael S. Immordino, Esq.
                                Latham & Watkins
                                 99 Bishopsgate
                                 London EC2M 3XF
                                     England
                               (+44) 207-710-1076
            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                 August 15, 2003
             (Date of event which requires filing of this statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

                         (Continued on following pages)
                                   Page 1 of 15

____________
*    There is no CUSIP Number assigned to the Registered Shares. CUSIP
     No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

CUSIP NO.  152005104*                 13D                          Page 2 of 15
           ---------

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
      InCentive Investment (Jersey) Ltd
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds:
      N/A
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Item 2(d) or 2(e): [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:
      Jersey, UK
--------------------------------------------------------------------------------
                      7.    Sole Voting Power:
   NUMBER OF                0
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power:
   OWNED BY                 1,592,577
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power:
    PERSON                  0
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power:
                            1,592,577
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Reporting Person:
      1,592,577
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):
      13.5%
--------------------------------------------------------------------------------
14.   Type of Reporting Person:
      IV
--------------------------------------------------------------------------------

______________

*      There is no CUSIP Number assigned to the Registered Shares. CUSIP
       No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

CUSIP NO.  152005104*                                             Page 3 of 15
           ---------

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
      InCentive Capital AG
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds:
      WC
--------------------------------------------------------------------------------
 5.   Check Box if Disclosure of Legal Proceedings Is Required Pursuant
      to Item 2(d) or 2(e): [_]
--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:
      Switzerland
--------------------------------------------------------------------------------
                      7.    Sole Voting Power:
   NUMBER OF                645,000
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power:
   OWNED BY                 1,592,577
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power
    PERSON                  645,000
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power
                            1,592,577
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Reporting Person:
      2,237,577
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):
      18.9%
--------------------------------------------------------------------------------
14.   Type of Reporting Person:
      IV
--------------------------------------------------------------------------------

________________

*      There is no CUSIP Number assigned to the Registered Shares. CUSIP
       No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

CUSIP NO.  152005104*                                           Page 4 of 15
           ---------

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entity Only)
      InCentive Asset Management Ltd
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds:
      N/A
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:
      Switzerland
--------------------------------------------------------------------------------
                      7.    Sole Voting Power:
   NUMBER OF                0
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power:
   OWNED BY                 0
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power:
    PERSON                  0
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power:
                            2,255,968
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Reporting Person:
      2,255,968
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):
      19.1%
--------------------------------------------------------------------------------
14.   Type of Reporting Person:
      IA
--------------------------------------------------------------------------------

____________

*      There is no CUSIP Number assigned to the Registered Shares. CUSIP
       No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

CUSIP NO. 152005104*                                              Page 5 of 15
          ---------

--------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of Above Person (Entities Only)
      Mr Rene Braginsky
--------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group:
      (a) [_]
      (b) [X]
--------------------------------------------------------------------------------
 3.   SEC Use Only

--------------------------------------------------------------------------------
 4.   Source of Funds:
      N/A
--------------------------------------------------------------------------------
 5. Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): [_]

--------------------------------------------------------------------------------
 6.   Citizenship or Place of Organization:
      Switzerland
--------------------------------------------------------------------------------
                      7.    Sole Voting Power:
   NUMBER OF                6,203
    SHARES           -----------------------------------------------------------
 BENEFICIALLY         8.    Shared Voting Power:
   OWNED BY                 0
     EACH            -----------------------------------------------------------
   REPORTING          9.    Sole Dispositive Power:
    PERSON                  6,203
     WITH            -----------------------------------------------------------
                     10.    Shared Dispositive Power:
                            2,255,968
--------------------------------------------------------------------------------
11.   Aggregate Amount Beneficially Owned by Reporting Person:
      2,262,171
--------------------------------------------------------------------------------
12.   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares:
                                                                             [_]
--------------------------------------------------------------------------------
13.   Percent of Class Represented by Amount in Row (11):
      19.1%
--------------------------------------------------------------------------------
14.   Type of Reporting Person:
      IN
--------------------------------------------------------------------------------

______________

*      There is no CUSIP Number assigned to the Registered Shares. CUSIP
       No. 152005104 has been assigned to the American Depositary Shares of Centerpulse Ltd., which are quoted on the New York Stock Exchange under the symbol "CEP".

      Item 1. Security and Issuer

This Amendment No. 4 to the Statement on Schedule 13D, dated August 15, 2003, with respect to the Registered Shares, par value CHF 30 per share (the "Registered Shares"), of Centerpulse Ltd., a company incorporated with limited liability under the laws of Switzerland (the "Issuer"), hereby amends and supplements the Statement on Schedule 13D (the "Amended Schedule 13D") initially filed on October 15, 2002, as amended. The Registered Shares trade on the SWX Swiss Exchange and other European exchanges and American Depository Shares ("ADSs") for Registered Shares trade on the New York Stock Exchange under the symbol "CEP". Each ADS represents 0.1 Registered Share. The address of the principal executive offices of the Issuer is Andreasstrasse 15, CH-8050 Zurich, Switzerland.

      Item 4. Purpose of the Transaction

      Item 4 of the Amended Schedule 13D is hereby amended and supplemented by adding the following after the last paragraph:

On August 14, 2003 the Board of Directors of InCentive Capital AG issued a report to its shareholders (the "Report") in which it recommended that the shareholders accept the Zimmer Offer. The Report makes this recommendation based on the fact that the price offered in the Zimmer Offer is fair from a financial point of view and is considerably higher than the price offered pursuant to the Tender Offer. The Board's recommendation is subject to the proviso that Zimmer will timely offer the Zimmer common shares offered for exchange in accordance with its duties under the Swiss takeover laws and regulations and that the Zimmer Offer is otherwise completed in accordance with recommendations of the Swiss Takeover Board.

InCentive Capital AG has been advised by its principal shareholders, including Mr. Braginsky, that they intend to withdraw their shares from the Tender Offer and tender their shares in the Zimmer Offer.

      Item 7. Materials to be filed as Exhibits.

      Item 7 of the Amended Schedule 13D is hereby amended and supplemented by adding the following:

Exhibit 6 Press Release dated August 15, 2003, issued by InCentive Asset Management AG, entitled "Board of Directors of InCentive Capital AG Recommends to its Shareholders to Accept the Public Tender Offer of Zimmer Holdings, Inc."

Exhibit 7 Report dated August 14, 2003 of the Board of Directors of InCentive Capital AG, in respect of the public exchange and purchase offer of Zimmer Holdings, Inc., Warsaw (USA), of June 19, 2003 for all outstanding bearer shares of InCentive Capital AG

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                                    SIGNATURE

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                       INCENTIVE INVESTMENT (JERSEY) LTD.

                                       By: /s/ Michael Dee
                                           ----------------------------------
                                           Name:  Michael Dee
                                           Title: Chairman

                                       By: /s/ Marc C. Bruppacher
                                           ----------------------------------
                                           Name:  Dr. Marc C. Bruppacher
                                           Title: Director


                                       INCENTIVE CAPITAL AG

                                       By: /s/ Hans Kaiser
                                           ----------------------------------
                                           Name:  Hans Kaiser
                                           Title: Director

                                       By: /s/ Eric Stupp
                                           ----------------------------------
                                           Name:  Eric Stupp
                                           Title: Director


                                       INCENTIVE ASSET MANAGEMENT LTD.

                                       By: /s/ Paul Wyler
                                           ----------------------------------
                                           Name:  Paul Wyler
                                           Title: Director

                                       By: /s/ Raoul Bloch
                                           ----------------------------------
                                           Name:  Dr. Raoul Bloch
                                           Title: Member of management board


                                       RENE BRAGINSKY
                                       By: /s/ Rene Braginsky
                                           ----------------------------------
                                           Name:  Rene Braginsky


Date: August 15, 2003

                                   SCHEDULE B

       Schedule B of the Amended Schedule 13D is hereby amended and supplemented by substituting in their entirety footnotes (2) and (3) thereof with the following footnotes:

(2) Mr. Stupp beneficially owns 4 Registered Shares of Centerpulse. Mr. Stupp used personal funds to purchase such Registered Shares. Mr. Stupp has sole voting and dispositive power over such shares. Mr. Stupp intends to tender such Registered Shares in the Zimmer Offer.

(3) Mr. Kaiser beneficially owns 36,284 Registered Shares of Centerpulse. Mr.Kaiser used personal funds to purchase 32,284 of such Registered Shares, and Mr. Kaiser has sole voting and dispositive power over such shares. The other 4000 shares beneficially owned by Mr. Kaiser are held by a family member of Mr. Kaiser and information as to the voting and dispositive power over such shares, as well as information as to the funds used to purchase such shares, is currently unavailable. Mr. Kaiser is a party to the Tender Agreement but has decided to withdraw his Registered Shares from the Tender Offer. Instead, Mr. Kaiser has decided to tender his Registered Shares to Zimmer in connection with the Zimmer Offer.

                                   SCHEDULE C

         Schedule C of the Amended Schedule 13D is hereby amended and supplemented by substituting in their entirety footnote (4) thereof with the following footnote:

(2) Mr. Wyler beneficially owns 1,000 Registered Shares of Centerpulse. Mr. Wyler used personal funds to purchase such Registered Shares. Mr. Wyler has sole voting and dispositive power over such shares. Mr. Wyler intends to tender such Registered Shares in the Zimmer Offer.

                                  EXHIBIT INDEX

Exhibit No     Description of Exhibit
----------     ----------------------

Exhibit 6 Press Release dated August 15, 2003, issued by InCentive Asset Management AG, entitled "Board of Directors of InCentive Capital AG Recommends to its Shareholders to Accept the Public Tender Offer of Zimmer Holdings, Inc."

Exhibit 7 Report dated August 14, 2003 of the Board of Directors of InCentive Capital AG, in respect of the public exchange and purchase offer of Zimmer Holdings, Inc., Warsaw (USA), of June 19, 2003 for all outstanding bearer shares of InCentive Capital AG